Morse & Morse, PLLC
1400 Old Country Road, Suite 302
Westbury, NY 11590

Tel: 516-487-1446
Fax: 516-487-1452
Email: morgold@aol.com

Paul Fischer, Staff Attorney Division of Corporation Finance	August 31, 2007
Telephone Number: 202-551-3415
Facsimile Number. 202-7729205
Mail Stop 3720

Re:	Anchor Funding Services, Inc.
Registration Statement on Form 10-SB
Filed on April 30, 2007
File No. 0-52589

Dear Mr. Fischer:

On August 14, 2007 we electronically filed a response letter (the Staff’s letter was dated August 9, 2007) .

The attached response letter replaces our August 14, 2007 response letter in its entirety.  Please completely disregard our August 14, 2007 response letter.

As requested by you, the significant differences between our August 14, 2007 response letter and the attached response letter are as follows:

Fee Income

As we continued to research and analyze Staff comments, we determined all our fees are time based.  We do not charge a transaction fee.  The confusion occurred because we withhold the initial time based fee when a purchased invoice is funded.  By definition, in our Factoring and Security Agreement, these withheld amounts are non-refundable.  We were mistakenly under the impression that withholding this non-refundable money was a transaction fee.

The attached response letter states our current fee structure.

Estimating Timing of Collections

As we continued to research and analyze Staff comments, we determined our yield rate would give us an accurate estimate of the timing of our collections.  In our August 14, 2007 response letter we had not yet thought of analyzing this data to determine an estimate of our collection period.

The attached response letter explains this in further detail.

After you review the attached please contact Jeff Cline (704-552-0553).  Once we agree on the resolution of the matters raised in your August 9, 2007 comment letter (specifically items 1, 2 and 3), as necessary, we intend to amend our previous filings.

We appreciate your prompt attention to this matter.

Very truly yours,

MORSE & MORSE, PLLC

/s/ Steven Morse, Managing Member

Morse & Morse, PLLC
1400 Old Country Road, Suite 302
Westbury, NY 11590

Tel: 516-487-1446
Fax: 516-487-1452
Email: morgold@aol.com

Paul Fischer, Staff Attorney Division of Corporation Finance	August 31, 2007
Telephone Number: 202-551-3415
Facsimile Number. 202-7729205
Mail Stop 3720

Re:	Anchor Funding Services, Inc.
Registration Statement on Form 10-SB
Filed on April 30, 2007
File No. 0-52589

Dear Mr. Fischer:

As counsel to the above captioned corporation, the following letter is in response to the Staff’s August 9, 2007 comment letter with respect to Anchor Funding Services, Inc.’s Form 10/A-SB Registration Statement. We have both electronically filed this response letter and have provided you with hard copy to your mail stop via overnight courier.

1.	Comment

We refer to your response to prior comment 5. To help us better understand your arrangements and the related accounting, please provide us with an example (including the amounts representing the funded amount, invoice amount, factor commission, etc.) that provides insight into one of your factoring arrangements. Also provide us with the relevant journal entries recording such amounts.

Response

Please see responses to comments 2 and 3, including the attached Exhibits which provide additional information on our business and related revenue recognition accounting.  If after you review our responses to Comments 2 and 3 you need additional information please contact us.

Based on your comments, our research and consultation with outside professionals we are changing our revenue recognition policy in the next amendment.  Accordingly, we will be amending our Form 10/A-SB filed on August 3, 2007 and our Form 10Q filed on August 19, 2007.

2.	Comment

Tell us the how you applied the provisions of SFAS 140 in accounting for your purchase of accounts receivable and the amounts that were maintained in a reserve account. If you believe that SFAS 140 does not apply to you, tell us why and refer to the basis in literature that supports your accounting.

Response

Comment complied with.  Please see Exhibit I to this letter.

3.	Comment

We note that you record the factor commission as revenue once an invoice is funded. Please note pursuant to paragraph 8 of  SOP 01-6 that transfers of receivables under factoring arrangements meeting the sale criteria of paragraph 9 of SFAS 140 are accounted for by the factor as purchases of receivables. The acquisition of receivables and accounting for purchase discounts such as factoring commissions should be recognized in accordance with SFAS 91 or AICPA Practice Bulletin No. 6, as applicable. Transfers not meeting the sale criteria in SFAS 140 are accounted for as secured loans (that is, loans collateralized by customer accounts or receivables). Paragraph 15 of SFAS 140 provides additional guidance in those situations. Factoring commissions under these arrangements should be recognized over the period of the loan contract in accordance with SFAS 91. That period begins when the finance company (or an entity with financing activities [including trade receivables]) funds a customer's credit and ends when the customer's account is settled.

Response

Comment complied with.  Please see Exhibit II to this letter.

4.	Comment

Please refer to prior comment 6. Please expand your disclosure on page F-13 to include the missing information following the two colons. In this regard, please add the table that is referred to in your statement, ""The following table summarizes information about stock options as of January 31, 2007." Also, add the information that should follow your statement, "The financial effect of these option agreements will be recorded in the January 31, 2007 financial statements and is anticipated to be as follows."

Response

Comment complied with.  Note 9 to the December 31, 2006 and 2005 financial statements, has been revised appropriately to include the missing information.

5.	Comment

We note that your consolidated balance sheet as of March 31, 2007 is labeled as unaudited however, your consolidated balance sheet as of December 31, 2006 is not labeled. Please revise.

Response

Comment complied with.  Please see revised December 31, 2006 balance sheet.

Very truly yours,

MORSE & MORSE, PLLC

Date	By:	/s/ Steven Morse
Steven Morse
Managing Member

Exhibit I

Anchor Funding Services, LLC
Memo re: Accounting Treatment for Invoices Acquired
December 31, 2006

Facts

Anchor Funding Services (“AFS”) is a factor for small to medium size companies located throughout the United States.  Each factoring customer must execute AFS’s Factoring and Security Agreement (“Agreement”) before AFS will perform any services for the customer.

The Agreement does not require the customer to send all of its invoices to AFS for purchase.  It is the customer’s choice/option to select the invoices they send to AFS.  Once AFS receives invoices the customer requests them to purchase, the Agreement does not require AFS to purchase those invoices.  The Agreement gives AFS the choice/option to select which invoices presented to them they will purchase.

If AFS does choose to purchase invoices requested by a customer, the Agreement specifies all terms, conditions, rights and responsibilities of AFS and the customer.  AFS makes this determination once they are satisfied the invoice is creditworthy.  The term of the agreement varies but is usually for one year.  AFS’s customer can opt out of the Agreement, typically with written notice of at least ninety days prior to the Agreement’s expiration date.  If not terminated, the Agreement automatically renews on its anniversary date.

If AFS decides to purchase a customer’s invoices, AFS will fund that invoice usually within 1 to 2 days.  The payment terms on substantially all purchased invoices require payment within 30 or less days from the invoice date.  AFS will typically fund 75% to 85% of the face value of each invoice purchased.  The difference between the funded amount and invoice amount (less amounts withheld to cover future fee income) is maintained in a reserve account.  This reserve protects AFS against invoice amounts that may not be collected due to dispute or other reasons.  Once AFS collects on the purchased invoice, AFS will usually remit any balances due to the customer within 1-2 days.

AFS charges/collects from their customers in one of two ways as follows:

1)
Fixed Transaction Fee.  Transaction fees are a fixed percentage of the purchased invoice.  This percentage remains the same from the date the purchased invoice is funded until the date the purchased invoice is collected.  AFS will collect a percentage of the purchased invoice on the date the invoice is funded and in certain instances on the date the invoice is collected.  This method is referred to as the “Fixed Transaction Fee” method.

2)
Variable Transaction Fee.  Transaction fees are variable based on the length of time the purchased invoice is outstanding.   AFS will collect a percentage of the purchased invoice on the date the invoice is funded.  Typically, AFS will charge variable percentages for every 15 days a purchased invoice is outstanding, up to a maximum amount, until the purchased invoice is collected.  This method is referred to as the “Variable Transaction Fee” method.

For approximately the last two years, AFS has only provided customers with Variable Transaction Fee pricing and will continue to do so.

All percentages (whether a “Fixed Transaction Fee” or “Variable Transaction Fee”) are specified in the Agreement and they vary between customers.

In Fixed Transaction Fee and Variable Transaction Fee contracts, AFS withholds a portion of their fees from the initial advance.  This is the Initial Transaction Fee.

The Initial Transaction Fee in Fixed Transaction Fee contracts is a percentage, specified in the contract, withheld from the initial funding.  This fee is non-refundable.

The Initial Transaction Fee in Variable Transaction Fee contracts is AFS’s time based fee for the first 15 days an invoice is outstanding.  This fee is non-refundable.

“Variable Transaction Fees” are computed as a percentage of the invoice from the date of the funding until AFS collects the purchased invoice.  The various percentages are specified in the Agreement and they vary between customers.  The Agreement specifies a percentage to be charged for various time periods and once a purchased invoice “ages” into a certain time period the fee is computed as if the purchased invoice is outstanding for the entire period.

If a purchased invoice is unpaid after a specified number of days (usually after 60 or 75 days), under certain conditions, AFS may be able to present the purchased invoice to the customer to purchase it back from AFS.  The purchase price equals the amount AFS advanced to the customer, plus any earned fees (either “Variable or Fixed”).  The Agreement specifies the number of days AFS must hold a purchased invoice before presenting it back to the customer for re-purchase.  The Agreement does not permit AFS to submit invoices back to the customer, if the account debtor goes out of business usually within 45 to 60 days of AFS’s purchasing the invoice.  AFS therefore takes the credit risk of the account debtor becoming insolvent for this period of time.

One measure of tracking profitability of a transaction is “yield.”  AFS can monitor yield by customer.  Yield is expressed as a percentage and is calculated as follows:

(Fee Income/Amount Funded) x (360/#Days Invoice is outstanding) x 100

Since the yield is a function of the length of time a purchased invoice is outstanding, AFS can estimate by customer, the number of days between invoice purchase and invoice collection.

Question

Should AFS account for the above activity as a purchase of accounts receivable or a secured borrowing with a pledge of collateral?

Research

SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities is the authorative literature on these issues.

SFAS 140  (paragraph #9) states that a transfer of financial assets (or all or a portion  of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.  The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

•	The transferred assets have been isolated from the transferor-put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership
•
Each transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor

•
The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call

Analysis

1)	The transferred assets have been isolated from the transferor-put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

The Agreement clearly specifies all invoices purchased are the property of AFS and AFS files a security interest in all invoices purchased.  Management had various outside professionals draft and review the Agreement and is confident the terms in it will hold up if challenged.

Condition - Met

2)
Each transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

The Agreement clearly specifies AFS can transfer, sell or pledge any invoices purchased by AFS.  Management had various outside professionals draft and review the Agreement and is confident the terms in it will hold up if challenged.

Condition - Met

3)
The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

The Agreement specifies that the transferor has the obligation to repurchase a factored invoice after a specified number of days.  This time frame is not before the maturity of the purchased invoice. In addition, AFS bears the loss if the Account Debtor becomes insolvent for a period of time after AFS purchases the invoice that is greater than the maturity of the invoice.

The Agreement provides no ability to unilaterally cause the holder to return specific assets.

Condition - Met

Conclusion

AFS meets all conditions above and should account for the acquisition of their customer’s invoices as a purchase.  AFS should recognize all assets obtained and any liabilities incurred and initially measure them at fair value.

Exhibit II

Anchor Funding Services, LLC
Memo re: Accounting Treatment for Recognizing Revenue
December 31, 2006

Facts

See Exhibit I for complete facts on AFS and conclusion that Anchor Funding Services, Inc. (AFS) should account for the acquisition of their customer’s invoices as a purchase under SFAS No. 140.

Question

How should AFS account for their Fixed Transaction Fee and Variable Transaction Fee?

Research

The appropriate literature on this topic consists of the following:

1) SOP 01-6 Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others

2) AICPA Practice Bulletin No. 6 – Amortization of Discounts on Certain Acquired Loans

3) SFAS 91 Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Lease

Paragraph 8(m) of SOP 01-6 states the following:

m.
Factoring Arrangements.  Transfers of receivables under factoring arrangements meeting the sale criteria of paragraph 9 of FASB Statement No. 140 are accounted for by the factor as purchases of receivables.  The acquisition of receivables and accounting for purchase discounts such as factoring commissions should be recognized in accordance with FASB Statement No. 91 or AICPA Practice Bulletin No. 6, Amortization of Discounts on Certain Acquired Loans.

Paragraph 13 of AICPA Practice Bulletin No. 6 states the following:

At the time of acquisition, the sum of the acquisition amount of the loan and the discount to be amortized should not exceed the undiscounted future cash collections that are both reasonably estimable and probable.  The discount on an acquired loan should be amortized over the period in which the payments are probable of collection only if the amounts and timing of collections, whether characterized as interest or principal, are reasonably estimable and the ultimate collectibility of the acquisition amount of the loan and the discount is probable.  If these criteria are not satisfied, the loan should be accounted for using the cost-recovery method.

Paragraph 15 of SFAS No. 91 states the following:

The initial investment in a purchased loan or group of loans shall include the amount paid to the seller plus any fees paid or less any fees received.  The initial investment frequently differs from the related loan’s principal amount at the date of purchase.  This difference shall be recognized as an adjustment of yield over the life of the loan.  All other costs incurred in connection with acquiring purchased loans or committing to purchase loans shall be charged to expense as incurred.

Analysis

Since AFS’s acquisition of receivables is considered a purchase of receivables its fees associated with this activity need to be accounted for under AICPA Practice Bulletin No. 6 or SFAS No. 91 as appropriate.

AICPA Practice Bulleting No. 6 addresses purchase discounts on acquired loans.  These situations occur when an entity acquires loans for a discount and then is entitled to receive the entire loan balance.  The difference between the purchase price and full loan amount is the purchase discount.  A common characteristic of these transactions is that the seller never receives an amount in excess of the face value of the loans sold.

SFAS No. 91 addresses fees received when loans are purchased.  These situations occur when an entity buys loans for a fee.  The acquiring entity then continues to receive payments (principal and interest) over the life of the loan.  The fee is amortized over the life of the loan.  In these transactions, the seller can receive more than the face value of the loans.

Conclusion

AICPA Practice Bulletin No. 6 is more appropriate revenue recognition for AFS’s fees.  SFAS No. 91 discusses situations where an acquiring entity may pay an amount in excess of the face value of the loaned amounts.  This is an activity AFS would never do.

To comply with AICPA Practice Bulleting No. 6, upon purchasing an invoice, AFS will determine that the acquisition cost less discount (Fixed or Variable Transaction Fee) will exceed the undiscounted future cash collections that are reasonably estimable and probable.

AFS does appropriate credit analysis prior to funding an invoice and believes the amounts to be collected will be in excess of their purchase price.

AFS must analyze its two different fee structures and determine the appropriate revenue recognition method.

Fixed Transaction Fees

The up-front fee (collected when the purchased invoice is funded) and the back-end fee (collected when the purchased invoice is paid), can be amortized over the period in which payments are probable of collection only if:

1)	Amounts to be collected, whether characterized as interest or principal, are reasonably estimable

Analysis
Based on AFS’s history with a customer and/or its investigation of the customer’s customer base, amounts to be collected can be reasonably estimated

2)	Timing of collections, whether characterized as interest or principal, are reasonably estimable

Analysis
Based on AFS’s history with a customer it can use historical yield information to estimate timing of collections.  AFS can apply a daily yield rate, by customer, to uncollected balances and determine the amount of earned but uncollected fee income.

3)	Ultimate collectibility of the acquisition amount and discount are probable.

Analysis
Based on AFS’s history with a customer and/or its investigation of the customer’s customer base, ultimate collection is probable.

AFS meets conditions 1,2 and 3.

AFS will recognize all revenue on its Fixed Transaction Fee customers using the accrual method.

An example of our Fixed Transaction Fee revenue recognition under the following assumptions would be as follows:

Invoice amount purchased - $10,000
Factor Fee - 5% (2.5% collected upon funding and 2.5% collected upon collection from the account debtor)
Advance Rate – 75%
Date Acquired – 7-1-07
Date Collected – 8-20-07
Historical Yield Rate – 48%

Our journal entries in July 2007 for this transaction would be as follows:

#1 To record Purchase
Retained Interest in Purchased Accounts Receivable	10,000
Unearned Fee Income		250
Reserve Payable		2,500
Cash		7,250

#2 To accrue fee income on 7-31
Earned but Uncollected Fee Income	310
Factoring Revenues (31/360) x (7,500 x .48)		310

Our journal entries in the month of August 2007 would be as follows:

#1 To record collection
Cash	10,000
Retained Interest in Purchased Accounts Receivable		10,000

#2 To record settlement with customer
Reserve Payable	2,500
Unearned Fee Income	250
Factoring Revenues		500
Cash		2,250

#3 To reverse 7-31 fee accrual
Factoring Revenues	310
Earned but Uncollected Fee Income		310

Variable Transaction Fees

These fees are collected when the purchased invoice is funded and paid and can be amortized over the period in which payments are probable of collection only if:

1)	Amounts to be collected, whether characterized as interest or principal, are reasonably estimable

Analysis
Based on AFS’s history with a customer and/or its investigation of the customer’s customer base, amounts to be collected can be reasonably estimated

2)	Timing of collections, whether characterized as interest or principal, are reasonably estimable

Analysis
Based on AFS’s history with a customer it can use historical yield information to estimate timing of collections.  AFS can apply a daily yield rate, by customer, to uncollected balances that determines the amount of earned but uncollected fee income.

3)	Ultimate collectibility of the acquisition amount and discount are probable.

Analysis
Based on AFS’s history with a customer and/or its investigation of the customer’s customer base, ultimate collection is probable.

AFS meets conditions 1,2 and 3.

AFS will recognize all revenue on its Variable Transaction Fee customers using the accrual method.

Examples of our Variable Transaction Fee revenue recognition under the following assumptions would be as follows:

Base Assumptions

Invoice amount purchased - $10,000
Factor fee  – 2.00% if purchased invoice is outstanding for any portion of 1 to 15 days
3.00% if purchased invoice is outstanding for any portion of 16 to 30 days
4.00% if purchased invoice is outstanding for any portion of 31 to 44 days
5.00% if purchased invoice is outstanding for over 45 days

Withheld Amount – 2.00% of purchased invoice
Advance Rate – 75%
Date Acquired – 7-1-07
Historical Yield Rate – 49%

Example 1

Using above base assumptions and a date collected of 7-21-07.

Our journal entries for the month of July 2007 would be:

#1 To record purchase
Retained Interest in Purchased Accounts Receivable	10,000
Reserve Payable		2,500
Unearned Fee Income		200
Cash		7,300

#2 To record collection
Cash	10,000
Retained Interest in Purchased Accounts Receivable		10,000

#3 To record settlement with customer
Reserve Payable	2,500
Unearned Fee Income	200
Factoring Revenues		300
Cash		2,400

Example 2

Using above base assumptions and a date collected of 8-8-07.

Our journal entries for the month of July 2007 would be:

#1 To record purchase
Retained Interest in Purchased Accounts Receivable	10,000
Unearned Fee Income		200
Reserve Payable		2,500
Cash		7,300

#2 To accrue fee income
Earned but Uncollected Fee Income	316
Factoring Revenues (31/360) x (7,500 x .49)		316

Our journal entries for the month of August 2007 would be:

#1 To record collection
Cash	10,000
Retained Interest in Purchased Accounts Receivable		10,000

#2 To record settlement with customer
Reserve Payable	2,500
Unearned Fee Income	200
Factoring Revenues		400
Cash		2,300

#3 To reverse 7-31 fee income accrual
Factoring Revenues	316
Earned but Uncollected Fee Income		316